Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION. THIS IS AN ANNOUNCEMENT AND NOT AN OFFER TO SELL OR AN INVITATION TO PURCHASE OR SUBSCRIBE FOR ANY SECURITIES NOR A CIRCULAR OR PROSPECTUS OR EQUIVALENT DOCUMENT AND INVESTORS OR PROSPECTIVE INVESTORS SHOULD NOT MAKE INVESTMENT DECISIONS ON THE BASIS OF ITS CONTENTS.

Joint Stock Company Kaspi.kz issues USD denominated Eurobond

March 21, 2025

Joint Stock Company Kaspi.kz (“Kaspi” – NASDAQ: KSPI), priced an offering of U.S.$650,000,000 aggregate principal amount of 6.250% Notes due 2030 (the “Notes”) on March 18, 2025, and the settlement of the offering is expected to occur on March 26, 2025, subject to the satisfaction of customary closing conditions.

The Notes will be senior unsecured obligations of Kaspi. The Notes will only be offered for sale in the United States of America to “qualified institutional buyers” (“QIBs”) as defined in Rule 144A under the U.S. Securities Act of 1933 (the “Securities Act”) in transactions that are exempt from registration under the Securities Act, and outside the United States of America in reliance on Regulation S under the Securities Act.

Interest on the Notes will be paid in cash semi-annually in arrear at a rate of 6.250% per annum from and including September 26, 2025. Kaspi intends to use the net proceeds from the Notes for general corporate purposes.

The transaction marks the largest ever investment grade bond issuance by a non-sovereign from Kazakhstan.

Mikhail Lomtadze, CEO & co-founder of Kaspi.kz, commented:

“Our debut Eurobond is another important milestone for Kaspi.kz. Over the last week we showcased our unique Super App business model to many of the world’s leading debt capital market investors. The ultimate success of the transaction is testament to the strength of our proven and diverse business, built over many years and our strong investment grade rating. As usual we will keep working hard to develop innovative digital services that make everyday life better for our customers in Kazakhstan and Türkiye.”

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact between themselves.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

In January 2025, Kaspi.kz acquired a 65.41% stake in Hepsiburada, a leading e-commerce company in Türkiye.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

For further information

david.ferguson@kaspi.kz +44 7427 751 275

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. Therefore, you should not place undue reliance on these forward-looking statements. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach sustained profitability of our e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect its intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licences, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under Item 3.D. “Risk Factors” in our

Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 10, 2025 and other SEC filings we make from time to time.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

MANUFACTURER TARGET MARKET (UK MIFIR PRODUCT GOVERNANCE) IS ELIGIBLE COUNTERPARTIES AND PROFESSIONAL CLIENTS ONLY (ALL DISTRIBUTION CHANNELS). NO UK PRIIPS KEY INFORMATION DOCUMENT (“KID”) HAS BEEN PREPARED AS NOT AVAILABLE TO RETAIL IN UK.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States of America or in any other jurisdiction. The securities to which this announcement relates have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, registration under the Securities Act and applicable state securities laws. The securities will only be offered for sale in the United States of America to "qualified institutional buyers" (“QIBs”) as defined in Rule 144A under the Securities Act in transactions that are exempt from registration under the Securities Act, and outside the United States of America in reliance on Regulation S under the Securities Act.

This announcement is being distributed to and is directed only at persons in the United Kingdom having professional experience in matters relating to investments, falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), and persons falling within Article 49(2) of the Order (all such persons together being referred to as “relevant persons”). In the UK, this announcement must not be acted on or relied on by persons who are not relevant persons. In the UK, any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with such persons.

Singapore SFA Product Classification: In connection with Section 309B of the Securities and Futures Act 2001 of Singapore (the “SFA”) and the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”), unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

The information contained in this announcement is not an offer, or an invitation to make offers, to sell, purchase, exchange or otherwise transfer securities in Kazakhstan to or for the benefit of any Kazakhstani person or entity, except in compliance with the Kazakhstan local offering requirements, and except for those persons or entities that are capable of doing so under the legislation of Kazakhstan and any other laws applicable to such capacity of such persons or entities. This announcement shall not be construed as an advertisement in, and for the purpose of the laws of, Kazakhstan, unless such advertisement is in full compliance with Kazakhstani laws and the rules and regulations of the Astana International Financial Centre.

This announcement is not an offer of securities or investments for sale nor a solicitation of an offer to buy securities or investments in any jurisdiction where such offer or solicitation would be unlawful. No action has been taken that would permit an offering of securities or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required to inform themselves about and to observe any such restrictions.